Exhibit 99.76

Amaya announces agreements for gaming machine shipments in United States

MONTREAL, April 16, 2014 /CNW/ - Amaya Gaming Group Inc. (“Amaya” or the “Corporation”) (TSX: AYA), an entertainment solutions provider for the regulated gaming industry, is pleased to announce that its subsidiary Cadillac Jack has entered into multiple agreements to ship approximately 1,100 gaming machines to existing and new customers in the United States.

Installation of the machines is anticipated to occur in the second quarter of 2014. The shipments are primarily comprised of outright sales of gaming machines as well as upgrading existing revenue share-generating gaming machines. The majority of units shipped will be Class II machines, but will include sales of Class III machines including into Oklahoma and California.

“We are very happy to extend and improve our relationship with longstanding customers in the United States as well as create relationships with new customers,” said David Baazov, CEO of Amaya. “Additionally, we are excited about continuing our expansion of land-based solutions into Class III gaming markets, which we have identified as a strategic growth opportunity for us since our acquisition of Cadillac Jack.”

The Corporation also announced it has received a license to provide its land-based solutions to Class III gaming operations in Wisconsin.

ABOUT AMAYA

Amaya provides a full suite of gaming products and services including casino, poker, sportsbook, platform, lotteries and slot machines. Some of the world’s largest gaming operators and casinos are powered by Amaya’s online, mobile, and land-based products. Amaya is present in all major gaming markets in the world with offices in North America, Latin America and Europe. For more information please visit www.amayagaming.com.

SOURCE Amaya Gaming Group Inc.

%SEDAR: 00029939EF

For further information:

Tim Foran

Director, Investor Relations

1-416-545-1453 ext. 5833

ir@amayagaming.com

CO: Amaya Gaming Group Inc.

CNW 09:28e 16-APR-14